Exhibit 99.2
Royal Dutch Shell plc
Three month period ended March 31, 2010
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report
This report contains:
(1)	A Business Review with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, “Shell”) for the three month period ended March 31, 2010; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended March 31, 2010 and 2009.
In this document “Shell” is sometimes used for convenience where references are made to Royal Dutch Shell and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of risks. The Consolidated Financial Statements consolidate the financial statements of the Parent Company and all subsidiairies. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interests.
Except as otherwise specified, the figures shown in the tables in this Report represent those in respect of subsidiaries only, without deduction of minority interest. However, the term “Shell share” is used for convenience to refer to the volumes of hydrocarbons that are produced, processed or sold through both subsidiaries and equity-accounted investments. All of a subsidiary’s production, processing or sales volumes are included in the Shell share, even if Shell owns less than 100% of the subsidiary. In the case of equity accounted investments, however, Shell-share figures are limited only to Shell’s entitlement. In all cases, royalty payments in kind are deducted from the Shell share.
This document contains forward-looking statements (within the meaning of the United States Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “scheduled”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. Additional factors that may affect future results are contained in Shell’s Annual Report and Form 20-F for the year ended December 31, 2009 (available at www.shell.com/investor and www.sec.gov). These factors should also be considered by the reader. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document, May 6, 2010. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 1

Business Review for the three month period ended March 31, 2010
Presented under IFRS (unaudited)

$ million
	Three months
ended March 31,
	2010	2009

Income for the period	5,566	3,516
Income attributable to minority interest	85	28

Income attributable to Royal Dutch Shell plc shareholders	5,481	3,488

With effect from July 1, 2009, Shell’s organisation has been simplified which resulted in three reportable segments – Upstream, Downstream and Corporate:
•	The Exploration & Production, Oil Sands and Gas & Power segments are now reported as Upstream, excluding the solar activities that were included in Gas & Power.

•	The Oil Products and Chemicals segments are now reported as Downstream, together with the solar activities that were previously reported in Gas & Power.
Prior period financial information has been reclassified to reflect the change in segmentation.
THREE MONTHS ENDED MARCH 31, 2010
Upstream
Segment earnings were $4,415 million compared to $2,184 million a year ago. Earnings for the first quarter of 2010 included a net gain of $110 million, reflecting a gain related to the estimated fair value accounting of commodity derivatives, a divestment gain and a gain related to the mark-to-market valuation of certain gas contracts, which were partly offset by tax charges. Earnings for the first quarter 2009 included a net gain of $330 million, reflecting gains from divestments, tax credits and a gain related to the mark-to-market valuation of certain gas contracts, which were partly offset by a charge related to a pension adjustment for inflation in the USA.
Earnings compared to the first quarter 2009 reflected the effect of higher realised oil prices on revenues, increased oil and natural gas production volumes and significantly improved LNG sales volumes, which were partly offset by the impact of lower realised natural gas prices and higher royalty expenses compared to the first quarter 2009.
First quarter 2010 oil prices increased compared to the first quarter 2009, although the benefit from higher realised oil prices on the first quarter 2010 earnings was partly offset by the effect of lower realised natural gas prices, especially in Europe.
Global liquids realisations were 74% higher than in the first quarter 2009. Global gas realisations were 15% lower than in the same quarter a year ago. In the Americas, gas realisations increased by 22% whereas outside the Americas, gas realisations decreased by 21%, with European gas realisations down 29% compared to the same quarter last year, mainly due to the fact that contractual prices tend to lag changes in the relevant oil price index.
First quarter 2010 production was 3,594 thousand boe/d compared to 3,385 thousand boe/d a year ago. Crude oil production was up 1% and natural gas production increased by 12% compared to the first quarter 2009.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 2

First quarter 2010 production increased compared to the first quarter 2009 helped by new field start-ups and ramp-ups of fields, which more than offset the impact of natural field declines. Production was boosted by the successful ramp-ups of the Sakhalin II project in Russia and Parque das Conchas (BC-10) in Brazil, which are both producing above planned rates, and contributed some 120 thousand boe/d.
Oil Sands production in Canada (70 thousand to 80 thousand boe/d) went into planned shut-down in mid- March, and will restart in June. Shell is also expecting downtime impacts in Nigeria and the Gulf of Mexico in the second quarter of 2010.
LNG sales volumes of 4.23 million tonnes were 38% higher than in the same quarter a year ago, reflecting the successful ramp-up in sales volumes from Sakhalin II LNG and improved volumes from Nigeria LNG.
Weather-related gas sales added some $200 million to the first quarter earnings compared to the first quarter of 2009. This is unlikely to repeat in the second quarter.
Downstream
Segment earnings were $1,327 million compared to $1,199 million in the first quarter 2009. Earnings included a net charge of $35 million, reflecting an asset impairment charge and asset restructuring provisions, which were partly offset by a divestment gain. Earnings for the first quarter 2009 included a net charge of $205 million, reflecting a pension adjustment for inflation in the USA, tax charges and a charge related to the estimated fair value accounting of commodity derivatives.
In the first quarter of 2010, earnings benefited primarily from increasing crude prices on inventory by $584 million compared to a benefit of $196 million in the first quarter of 2009. After taking into account the impact of increasing crude prices on inventory, earnings were $743 million compared to $1,003 million in the first quarter 2009, reflecting lower realised refining margins, lower refinery plant intake volumes and lower marketing contributions, which were partly offset by improved Chemicals sales volumes and earnings.
Oil Products marketing earnings decreased compared to the same period a year ago due to reduced trading contributions and lower B2B earnings. These were partly offset by higher sales volumes, which increased by 2% compared to the first quarter 2009, and improved retail and lubricants contributions, mainly due to higher margins.
Industry refining margins declined significantly worldwide compared to the same period a year ago, impacting realised refining margins. Refinery plant intake volumes decreased by 5% compared to the same quarter last year, reflecting reduced demand for refined products and lower plant utilisation due to planned and unplanned maintenance work.
Refinery availability was 89% compared to 92% in the first quarter 2009.
After taking into account the impact of increasing crude prices on inventory, Chemicals earnings were $313 million compared to a loss of $74 million in the first quarter 2009, reflecting increased sales volumes, higher realised chemicals margins and improved income from equity-accounted investments.
Chemicals sales volumes increased by 11% compared to the same quarter last year. Chemicals manufacturing plant availability was 91% compared to 92% in the first quarter 2009.
Corporate
Segment results were a loss of $176 million compared to earnings of $133 million for the same period last year, mainly reflecting increased net interest expense and currency exchange charges. Earnings for the first quarter 2009 included a gain of $162 million related to tax credits.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 3

PORTFOLIO DEVELOPMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2010
Upstream
In Australia, Shell has entered into an agreement (Shell share 50%) with Arrow Energy Limited (Arrow) for the proposed acquisition, together with our partner PetroChina, of all of the shares in Arrow, representing a total consideration of some $3.2 billion. The offer is subject to regulatory and Arrow’s shareholder approval.
In China, Shell and PetroChina, announced plans to appraise, develop and produce tight gas under a 30-year production sharing contract in an area of approximately 4,000 square kilometres in the Jinqiu block of central Sichuan Province. In addition, shale gas assessment work commenced in January 2010 in the Fushun block that covers another area of also approximately 4,000 square kilometres.
In Nigeria, subject to approvals, Shell agreed to sell its 30% interest in three production leases (oil mining leases 4, 38 and 41) and related equipment in the Niger Delta to a consortium led by two Nigerian companies.
In the USA, at the end of the first quarter 2010, Shell produced its first oil and natural gas from the Perdido Development (Shell share 35.4%), in the deep water Gulf of Mexico. The project is expected to ramp up to expected annual peak production of more than 100 thousand barrels of oil equivalent per day (boe/d).
During the first quarter 2010, Shell participated in 3 exploration discoveries, and one appraisal, all in the US Gulf of Mexico. Shell also increased its overall acreage position, completing acquisitions of new exploration licences in Egypt, French Guiana, Pakistan, Tunisia and the USA, and was the apparent high bidder for new licences in the US Gulf of Mexico.
Downstream
In Brazil, Shell has signed a non-binding Memorandum of Understanding (MoU), with the intention to form a joint venture (Shell share 50%) for the production of ethanol, sugar and power, and the supply, distribution and retail of transportation fuels. Under the terms of the MoU, Shell will contribute its Downstream assets in Brazil (excluding lubricants) and a total payment of $1.6 billion.
In New Zealand, on April 1, 2010, Shell concluded the sale of its downstream business, including its 17.1% shareholding in the 104 thousand barrels per day refinery at Marsden Point, for a total amount of some $0.5 billion plus a working capital adjustment.
In Singapore, Shell announced the successful start-up of the ethylene cracker at its Shell Eastern Petrochemicals Complex project. The 100% Shell-owned ethylene cracker complex has a capacity of 800,000 tonnes of ethylene per annum, as well as 450,000 tonnes of propylene and 230,000 tonnes of benzene per annum.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 4

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED MARCH 31, 2010
Net cash from operating activities in the first three months of 2010 was $4.8 billion compared to $7.6 billion for the same period last year.
Total current and non-current debt increased to $37.3 billion at March 31, 2010 from $25.0 billion on March 31, 2009. During the first three months of 2010, Shell issued $4.25 billion of new debt with maturity periods ranging from 2013 through 2040. All debt was issued by Shell International Finance B.V. and guaranteed by Royal Dutch Shell plc.
Net capital investment* in the first three months of 2010 was $6.2 billion of which $5.5 billion was invested in Upstream and $0.7 billion in Downstream. Net capital investment in the same period of 2009 was $6.8 billion of which $5.8 billion was invested in Upstream, $0.9 billion in Downstream and $0.1 billion in Corporate.
Dividends of $0.42 per share were declared on April 28, 2010 in respect of the first quarter. These dividends are payable on June 9, 2010. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for the year ended December 31, 2009 for additional information on the dividend access mechanism.
RISK FACTORS
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2009 (pages 13 to 15). There are no material changes in those Risk Factors.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 5

* Capital expenditure, exploration expense and new equity and loans in equity-accounted investments.

Three month period ended March 31, 2010
Unaudited Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 6

Condensed Consolidated Statement of Income

$ million
Three months ended March 31,
	2010	2009
Revenue	86,062	58,222
Share of profit of equity-accounted investments	1,646	928
Interest and other income	317	291

Total revenue and other income	88,025	59,441
Purchases	65,001	40,288
Production and manufacturing expenses	5,187	5,942
Selling, distribution and administrative expenses	4,093	3,649
Research and development	214	207
Exploration	377	348
Depreciation, depletion and amortisation	2,926	3,090
Interest expense	261	183

Income before taxation	9,966	5,734
Taxation	4,400	2,218

Income for the period	5,566	3,516

Income attributable to minority interest	85	28

Income attributable to Royal Dutch Shell plc shareholders	5,481	3,488

		$

Basic earnings per share (see Note 3)	0.89	0.57
Diluted earnings per share (see Note 3)	0.89	0.57

Condensed Consolidated Statement of Comprehensive Income

$ million
Three months ended March 31,
	2010	2009
Income for the period	5,566	3,516
Other comprehensive income, net of tax:
Currency translation differences	(1,567)	(2,276)
Unrealised gains/(losses) on securities	(44)	149
Cash flow hedging gains/ (losses)	(2)	(64)
Share of other comprehensive income/ (loss) of equity-accounted investments	(11)	35

Other comprehensive income/ (loss) for the period	(1,624)	(2,156)

Comprehensive income for the period	3,942	1,360
Comprehensive income/ (loss) attributable to minority interest	(80)	56

Comprehensive income attributable to Royal Dutch Shell plc shareholders	3,862	1,416
The Notes on pages 11 to 13 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 7

Condensed Consolidated Balance Sheet

$ million
		December 31,
	March 31, 2010	2009

ASSETS
Non-current assets
Intangible assets	5,296	5,356
Property, plant and equipment	133,669	131,619
Equity-accounted investments	31,751	31,175
Investments in securities	3,832	3,874
Deferred tax	4,563	4,533
Pre-paid pension costs	9,705	10,009
Other	8,350	9,158

	197,166	195,724

Current assets
Inventories	28,714	27,410
Accounts receivable	62,874	59,328
Cash and cash equivalents	8,448	9,719

	100,036	96,457

Total assets	297,202	292,181

LIABILITIES
Non-current liabilities
Debt	34,889	30,862
Deferred tax	14,184	13,838
Retirement benefit obligations	5,925	5,923
Other provisions	13,535	14,048
Other	4,579	4,586

	73,112	69,257

Current liabilities
Debt	2,422	4,171
Accounts payable and accrued liabilities	65,603	67,161
Taxes payable	12,504	9,189
Retirement benefit obligations	405	461
Other provisions	3,419	3,807

	84,353	84,789

Total liabilities	157,465	154,046

EQUITY
Equity attributable to Royal Dutch Shell plc shareholders	138,010	136,431
Minority interest	1,727	1,704

Total equity	139,737	138,135

Total liabilities and equity	297,202	292,181

The Notes on pages 11 to 13 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 8

Condensed Consolidated Statement of Changes in Equity

$ million
	Equity attributable to Royal Dutch Shell plc shareholders
	Ordinary	Treasury	Other	Retained		Minority
	share capital	shares	reserves[A]	earnings	Total	interest	Total equity

At January 1, 2010	527	(1,711)	9,982	127,633	136,431	1,704	138,135

Comprehensive income for the period	—	—	(1,619)	5,481	3,862	80	3,942
Capital contributions from minority shareholders and other changes in minority interest	—	—	—	—	—	(18)	(18)

Dividends paid	—	—	—	(2,555)	(2,555)	(39)	(2,594)

Treasury shares: net sales and dividends received	—	295	—	—	295	—	295
Share-based compensation	—	—	(145)	122	(23)	—	(23)

At March 31, 2010	527	(1,416)	8,218	130,681	138,010	1,727	139,737

At January 1, 2009	527	(1,867)	3,178	125,447	127,285	1,581	128,866

Comprehensive income for the period	—	—	(2,072)	3,488	1,416	(56)	1,360
Capital contributions from minority shareholders and other changes in minority interest	—	—	—	—	—	12	12
Dividends paid	—	—	—	(2,405)	(2,405)	(30)	(2,435)
Treasury shares: net sales and dividends received	—	136	—	—	136	—	136
Share-based compensation	—	—	(57)	59	2	—	2

At March 31, 2009	527	(1,731)	1,049	126,589	126,434	1,507	127,941

[A]    See Note 2.
The Notes on pages 11 to 13 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 9

Condensed Consolidated Statement of Cash Flows

$ million
	Three months ended March 31,
	2010	2009

Cash flow from operating activities:
Income for the period	5,566	3,516
Adjustment for:
Current taxation	4,114	1,844
Interest (income)/expense	231	330
Depreciation, depletion and amortisation	2,926	3,090
Net (gains)/losses on sale of assets	(223)	(147)
Decrease/(increase) in net working capital	(5,630)	(365)
Share of profit of equity-accounted investments	(1,646)	(928)
Dividends received from equity-accounted investments	1,544	977
Deferred taxation and other provisions	293	365
Other	347	141

Net cash from operating activities (pre-tax)	7,522	8,823
Taxation paid	(2,740)	(1,264)

Net cash from operating activities	4,782	7,559

Cash flow from investing activities:
Capital expenditure	(5,247)	(5,985)
Investments in equity-accounted investments	(625)	(436)
Proceeds from sale of assets	366	204
Proceeds from sale of equity-accounted investments	31	17
(Additions to)/ proceeds from sale of securities	(7)	6
Interest received	38	101

Net cash used in investing activities	(5,444)	(6,093)

Cash flow from financing activities:
Net (decrease)/increase in debt with maturity period within three months	150	(3,588)
Other debt:
New borrowings	4,207	6,884
Repayments	(1,947)	(1,386)
Interest paid	(518)	(262)
Change in minority interest	(12)	12
Dividends paid to:
Royal Dutch Shell plc shareholders	(2,555)	(2,405)
Minority interest	(39)	(30)
Treasury shares: net sales and dividends received	118	136

Net cash used in financing activities	(596)	(639)

Currency translation differences relating to cash and cash equivalents	(13)	(54)

(Decrease)/ increase in cash and cash equivalents	(1,271)	773
Cash and cash equivalents at January 1	9,719	15,188

Cash and cash equivalents at March 31	8,448	15,961

The Notes on pages 11 to 13 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 10

Notes to the Condensed Consolidated Interim Financial Statements
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell”) are prepared on the same accounting principles as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2009 (pages 101 to 106) as filed with the Securities and Exchange Commission.
With effect from January 1, 2010, acquisitions and divestments are accounted for in accordance with revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. The revised standards apply with prospective effect to the acquisition of a business or for certain types of transactions involving an additional investment or a partial disposal, requiring for example the recognition in income of certain transaction costs, the recognition at fair value of contingent consideration payable and the re-measurement of existing interests held or retained. The exact impact depends on the individual transaction concerned, with potentially different amounts being recognised in the Consolidated Financial Statements than would previously have been the case.
The three month period ended March 31, 2010 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries have been prepared in accordance with IAS 34 Interim Financial Reporting.
These Condensed Consolidated Interim Financial Statements are unaudited; however, in the opinion of Shell, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.
2. Other reserves

$ million
					Accumulated
		Capital			other
	Merger	redemption	Share premium	Share plan	comprehensive
	reserve[A]	reserve[B]	reserve[A]	reserve	income	Total

At January 1, 2010	3,444	57	154	1,373	4,954	9,982

Other comprehensive income/ (loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(1,619)	(1,619)
Share-based compensation	—	—	—	(145)	—	(145)

At March 31, 2010	3,444	57	154	1,228	3,335	8,218

At January 1, 2009	3,444	57	154	1,192	(1,669)	3,178

Other comprehensive income/ (loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,072)	(2,072)
Share-based compensation	—	—	—	(57)	—	(57)

At March 31, 2009	3,444	57	154	1,135	(3,741)	1,049

[A]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The Shell Transport and Trading Company Limited in 2005.
[B]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.
3. Earnings per share

Three months ended March 31,
	2010	2009

Income attributable to Royal Dutch Shell plc shareholders ($ million)	5,481	3,488

Basic weighted average number of ordinary shares	6,126,469,594	6,121,604,445
Diluted weighted average number of ordinary shares	6,132,811,234	6,124,490,679

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 11

4. Information by business segment
Three months ended March 31, 2010

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	9,448	76,603	11	86,062
Inter-segment	8,314	84	—

Segment earnings	4,415	1,327	(176)	5,566
Three months ended March 31, 2009

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	8,381	49,812	29	58,222
Inter-segment	5,279	49	—

Segment earnings	2,184	1,199	133	3,516

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 12

5. Ordinary share capital
AUTHORISED

	March 31, 2010	December 31, 2009

Class A shares of €0.07 each	4,077,359,886	4,077,359,886
Class B shares of €0.07 each	2,759,360,000	2,759,360,000
Unclassified shares of €0.07 each	3,163,280,114	3,163,280,114
Sterling deferred shares of £1 each	50,000	50,000

ISSUED AND FULLY PAID

shares of €0.07 each			shares of £1 each
	Class A	Class B	Sterling deferred

At December 31, 2009	3,545,663,973	2,695,808,103	50,000

At March 31, 2010	3,545,663,973	2,695,808,103	50,000

NOMINAL VALUE

$ million
	March 31, 2010	December 31, 2009

Issued and fully paid
Class A ordinary shares	300	300
Class B ordinary shares	227	227
Sterling deferred shares	[A]	[A]

	527	527

[A] Less than $1 million

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 13

Appendix
Share-based compensation
There are a number of share-based compensation plans for Shell employees.
Shell’s share option plans offered options to eligible employees, at a price no less than the fair market value of the shares at the date the options were granted. Since 2005, no further grants have been made under the share option plans. The following table presents the number of shares under option as at March 31, 2010 and the range of expiration dates.

	Royal Dutch Shell plc	Royal Dutch Shell plc	Royal Dutch Shell plc
Share option Plans	Class A shares	Class B shares	Class A ADRs

Under option at March 31, 2010 (thousands)	50,410	19,143	10,890

Range of expiration dates	Mar 2010 – Sep 2016	Nov 2010 – Nov 2014	Apr 2010 – May 2014

Shell operates a performance share plan (PSP) replacing the previous share option plans. For the details of this plan reference is made to the Annual Report on Form 20-F 2009. The following table presents the number of shares conditionally awarded under the PSP outstanding as at March 31, 2010. The measurement period for the shares granted is three years.

	Royal Dutch Shell plc	Royal Dutch Shell plc	Royal Dutch Shell plc
PSPs	Class A shares	Class B shares	Class A ADRs

Outstanding at March 31, 2010 (thousands)	24,974	10,181	8,031

Employees of participating companies in the UK may participate in the UK Sharesave Scheme. The number of Royal Dutch Shell plc Class B shares under option as at March 31, 2010 is 1,907 thousand.
Certain subsidiaries have other plans containing stock appreciation rights linked to the value of Royal Dutch Shell plc Class A ADRs. The rights outstanding as at March 31, 2010 are 524 thousand.
Ratio of earnings to fixed charges
The following table sets out, on an IFRS basis, for the years ended December 31, 2006, 2007, 2008 and 2009 and the three months ended March 31, 2010, the consolidated unaudited ratio of earnings to fixed charges of Shell. The comparative annual information is derived from the consolidated financial statements of Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2009.

	Three months ended
	March 31,			Years ending December 31,
	2010	2009	2008	2007	2006	2005
Pre-tax income from continuing operations before income from equity investees	8,319	16,044	43,374	42,342	37,957	37,444
Total fixed charges	647	2,397	2,689	2,380	2,258	1,958
Distributed income from equity investees	1,544	4,903	9,325	6,955	5,488	6,709
Less: interest capitalised	270	1,088	870	667	564	427
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	7

Total earnings	10,240	22,256	54,518	51,010	45,139	45,677

Interest expensed and capitalised	531	1,630	2,051	1,775	1,713	1,494
Interest within rental expense	117	767	638	605	545	457
Less: preference security dividend requirements of consolidated subsidiaries	—	—		—	—	7

Total fixed charges	648	2,397	2,689	2,380	2,258	1,958

Ratio earnings/fixed charges	15.80	9.28	20.27	21.43	19.99	23.33

For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity-accounted investments plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments, plus distributed income from equity-accounted

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 14

investments. Fixed charges consist of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of subsidiaries.
Capitalisation and indebtedness
The following table sets out, on an IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Shell as of March 31, 2010. This information is derived from these Condensed Consolidated Interim Financial Statements.

$ million
March 31, 2010
Equity attributable to Royal Dutch Shell plc shareholders	138,010

Current debt	2,422
Non-current debt[A]	32,428

Total debt[B]	34,850

Total capitalisation	172,860

[A]	Non-current debt excludes $2.5 billion of certain tolling commitments.

[B]	As of March 31, 2010 Shell had outstanding guarantees of $3.2 billion, of which $2.4 billion related to debt of equity-accounted investments. $32.2 billion of debt was unsecured and $5.2 billion was secured.

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